FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	July 11, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Produces 3.9M Silver Eqv. Oz in Second Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the second quarter of 2017 from its six operating silver mines reached 3.9 million equivalent ounces of silver. Total production consisted of 2.3 million ounces of silver, 15,186 ounces of gold, 7.6 million pounds of lead and 0.9 million pounds of zinc.
“During the quarter, silver production was impacted by unusual efforts by unionized workers to illegally disrupt mining activities which caused minor stoppages at La Parrilla, Santa Elena and a more serious stoppage at our La Encantada operation,” said Keith Neumeyer, President & CEO. “Pointing to a specific cause is difficult - whether due to higher gasoline prices or higher taxes in Mexico - but worker dissatisfaction among union employees throughout the Mexican mining industry is at the highest levels witnessed in the Company’s fifteen year history.”
Mr. Neumeyer continued, “I am, however, pleased that our actions to clear the three blockades and resume mining activities were successful. The National Union and Confederation of Mexican Workers Union were both supportive of the actions taken by the Company which are expected to lead to improvements in productivity at each of the operations in the coming quarters. We anticipate production to be back on track in the third quarter and will work to recoup lost tonnage over the remainder of 2017. It is important to note that the construction of the new roaster at La Encantada was unaffected by the work stoppage and remains on schedule to be completed in early 2018.”
Production Details Table:

	Q2 2017	Q2 2016	Y/Y Change	Q1 2017	Q/Q Change
Ore processed / tonnes milled	691,833	798,182	(13%)	822,336	(16%)
Total production - ounces of silver equivalent	3,888,944	4,681,608	(17%)	4,267,350	(9%)
Total silver ounces produced	2,287,188	2,844,930	(20%)	2,708,978	(16%)
Silver grade (g/t)	130	148	(12%)	136	(5%)
Silver recovery (%)	79	75	6%	75	5%
Gold ounces produced	15,186	16,371	(7%)	15,047	1%
Pounds of lead produced	7,625,328	8,825,234	(14%)	7,453,972	2%
Pounds of zinc produced	860,939	3,837,301	(78%)	871,596	(1%)

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 691,833 tonnes representing a 16% decrease compared to the previous quarter. The decrease was primarily due to three illegal blockades in the quarter which amounted to four days at La Parrilla, two days at Santa Elena and 42 days at La Encantada.

Silver grades in the quarter averaged 130 g/t compared to 136 g/t in the previous quarter. Silver grades remain under budget primarily due to lower than expected grades at Santa Elena, La Encantada and La Parrilla.

Combined silver recoveries averaged 79%, up 5% compared to the previous quarter’s average of 75%. The increase in silver recoveries was primarily due to the lower throughput rates and lower manganese grades at La Encantada.

The Company's underground development in the second quarter consisted of 15,121 metres, reflecting an 11% increase compared to 13,571 metres completed in the previous quarter. Development focused on opening new production areas, exploring high potential zones and new stope preparation. As of June 30, 2017, the Company had completed approximately 38% of the 74,850 metres of underground development budgeted for 2017.

During the quarter, a total of 17 diamond drill rigs were active across the Company’s properties consisting of 16 rigs at the six producing mines and one rig at the Plomosas Silver Project. A total of 29,070 metres in 164 drill holes were completed on the seven properties. As of June 30, 2017, the Company had completed approximately 32% of the 183,000 metres of exploration drilling budgeted for 2017. The Company is planning to increase the rig count to 25 rigs in the second half of 2017 in order to achieve program targets.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
Santa Elena	232,451	2,554	83	90%	557,914	11,522	—	—	1,399,940
La Encantada	148,039	1,627	120	66%	374,901	9	—	—	375,563
La Parrilla	132,880	1,460	131	76%	425,060	235	1,632,165	860,939	593,852
Del Toro	81,843	899	173	80%	365,323	86	5,993,164	—	712,714
San Martin	67,073	737	234	85%	425,645	2,080	—	—	577,598
La Guitarra	29,547	325	188	77%	138,345	1,254	—	—	229,276
Total	691,833	7,603	130	79%	2,287,188	15,186	7,625,328	860,939	3,888,944

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $17.21 per ounce; Gold: $1,257 per ounce; Lead: $0.98 per pound; Zinc $1.18 per pound.

At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 557,914 ounces of silver and 11,522 ounces of gold for a total production of 1,399,940 silver equivalent ounces reflecting a 2% increase compared to the prior quarter.

•	The mill processed a total of 232,451 tonnes, consisting of 134,699 tonnes of underground ore and 97,752 tonnes from the above ground heap leach pad.

•	Silver and gold grades of underground ore averaged 115 g/t and 2.3 g/t, respectively. Whereas silver and gold grades from the above ground heap leach pad averaged 40 g/t and 0.7 g/t, respectively.

•
In April, the Company successfully completed the connection of the San Salvador ramp to the Main Vein along level 575 and began utilizing the additional mine access point to reduce trucking bottlenecks and improve mine planning logistics. In addition, the new ramp is expected to support future exploration activities around the Tortuga vein.

•	A total of 2,613 metres of underground development was completed in the second quarter compared to 2,855 metres of development in the previous quarter.

•	A total of 2,608 metres of exploration drilling was completed in the second quarter compared to 3,730 metres of drilling in the previous quarter.

At the La Encantada Silver Mine:

•
Production during the quarter was impacted by a 42 day work stoppage as a result of an illegal blockade (previously announced on May 24, 2017) by a rogue group of unionized workers who disagreed with the bonus that the Company and the National Union had previously agreed to offer the miners in lieu of profit sharing. The blockade was successfully cleared on May 25, 2017 following a favourable agreement with the National Union. The operation restarted mining activities on June 27, 2017 and milling activities on July 1, 2017 following a technical suspension period for administration and retraining of personnel.

•	As a result of the work stoppage, silver production for the quarter was 374,901 ounces representing a 47% decrease over the previous quarter while tonnes milled decreased 44% over the same period.

•	Silver recoveries averaged 66% during the quarter, up from 60% in the prior quarter, primarily due to the processing of ore with a 1% or less manganese content.

•
The manufacturing of the roasting project advanced in the second quarter with approximately 83% of the major components now completed. Preliminary compression drilling tests were completed in June and foundations for the roaster are expected to be poured in August. The Company will begin shipping completed part modules to the mine site in the third quarter.

•	A total of 562 metres of underground development were completed in the second quarter compared to 587 metres of development in the previous quarter.

•	A total of 2,899 metres were drilled in the second quarter compared to 2,805 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 74,748 tonnes (821 tpd) with an average silver grade of 123 g/t and a 79% recovery while the cyanidation circuit processed 58,132 tonnes (639 tpd) with an average silver grade of 140 g/t and a 73% recovery for total production of 593,852 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.4% with recoveries of 73% for total lead production of 1.6 million pounds, representing an 11% decrease compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.1% with recoveries of 48% for total zinc production of 0.9 million pounds, representing a 1% decrease compared to the previous quarter.

•
The Company’s central lab at La Parrilla completed and passed its second surveillance audit following its ISO 9001:2008 certification in May 2015. The audit determined the facility was fully compliant with the management system quality standards for sample preparation, geochemical and assay services. The lab is expected to undergo certification testing for the ISO9001:2015 standard in 2018.

•	Underground development completed in the quarter totaled 3,233 metres compared to 2,827 metres developed in the previous quarter.

•	A total of 6,368 metres were drilled in the second quarter compared to 4,867 metres of drilling in the previous quarter.

At the Del Toro Silver Mine:

•	During the quarter, Del Toro produced a total of 712,714 silver equivalent ounces reflecting a 4% increase compared to the prior quarter.

•	Silver grades and recoveries during the quarter averaged 173 g/t and 80%, respectively.

•	Lead grades and recoveries averaged 4.8% and 70%, respectively, producing a total of 6.0 million pounds of lead representing a 7% increase compared to the previous quarter.

•	Underground development completed in the quarter totaled 3,222 metres compared to 2,710 metres developed in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 4,078 metres compared to 3,589 metres of drilling in the previous quarter.

•	The Company is planning to release an updated NI 43-101 Technical Report in the third quarter.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 425,645 ounces of silver and a record 2,080 ounces of gold for a total production of 577,598 silver equivalent ounces, reflecting an 11% increase compared to the prior quarter.

•	Silver grades and recoveries averaged 234 g/t and 85%, respectively, during the quarter. In addition, gold grades and recoveries averaged 1.0 g/t and 94%, respectively.

•
The dry stack filter presses were successfully installed during the quarter, with only minor electrical and piping work remaining to be completed before the system can be tested. The filter presses, which are designed to recover and re-use tailings solution and to save on water consumption, are expected to undergo testing at the end of July 2017.

•	Underground development completed in the quarter totaled 3,224 metres compared with 2,127 metres of development in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 7,352 metres compared to 4,136 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•	During the quarter, La Guitarra produced 138,345 ounces of silver and 1,254 ounces of gold for a total production of 229,276 silver equivalent ounces.

•	Silver grades and recoveries averaged 188 g/t and 77%, respectively, during the quarter. In addition, gold grades and recoveries averaged 1.8 g/t and 74%, respectively.

•	A total of 2,093 metres of development were completed in the second quarter compared to 2,279 metres of development in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 3,092 metres compared to 7,416 metres drilled in the previous quarter.

Q2 Earnings Announcement and Conference Call
The Company is planning to release its second quarter 2017 unaudited financial results on Thursday, August 3, 2017.
Furthermore, the Company will be holding a conference call and webcast on Friday, August 4, 2017 at 10 am PDT (1 pm EDT).

To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:	1-800-319-6413
Outside Canada & USA:	1-604-638-9010
Access Code:	1572 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.

About the Company

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 11.1 to 12.4 million ounces of pure silver or 16.6 to 18.5 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2016, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.